UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. ǂ)*

ENSTAR GROUP LIMITED
(Name of Issuer)
Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)
G3075 P101
(CUSIP Number)

Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

ǂ	See explanatory note.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,513,871
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,513,871
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%*
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident Capital V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,513,871
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,513,871
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%*
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6. Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident V Parallel Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,464,925
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,464,925
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6.  Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident Capital V-PF, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,464,925
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,464,925
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,925
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6. Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Trident V Professionals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,357,190
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,357,190
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,357,190
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%*
14.	Type of Reporting Person PN

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6. Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Stone Point GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,357,190
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,357,190
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,357,190
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%*
14.	Type of Reporting Person OO

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6. Please see Item 5.

CUSIP No. G3075 P101

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 1,635,986
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,635,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%*
14.	Type of Reporting Person OO

*
The calculation of the foregoing percentage is based on (i) 16,431,192 voting ordinary shares outstanding as of May 1, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2018, plus (ii) an aggregate of 1,501,778 voting ordinary shares issued by the Company pursuant to the Exchange Agreement, as disclosed in the Issuer’s Current Report on Form 8-K filed February 8, 2018 and described below in Item 6. Please see Item 5.

Explanatory Note

This filing is made jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”), Trident Capital V-PF, L.P. (“Trident V Parallel GP”), Trident V Professionals Fund, L.P. (“Trident V Professionals”) and Stone Point GP Ltd. (“Trident V Professionals GP” and, together with Trident V, Trident V GP, Trident V Parallel, Trident V Parallel GP and Trident V Professionals, the “Stone Point Partnerships”) with respect to the voting ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 18 Queen Street, Windsor Place, 3rd Floor, P.O. Box HM 2267, Hamilton, HM JX Bermuda.

With respect to Trident V, Trident V GP, Trident V Parallel, Trident V Professionals Fund and Stone Point (collectively, the “Amendment No. 2 Filers”), this filing constitutes Amendment No. 2 to that certain Schedule 13D filed by the Amendment No. 2 Filers, together with Trident Public Equity GP LLC (“TPE GP”) and Trident Public Equity LP (“TPE LP”), on November 15, 2013 (the “Initial Schedule 13D”), as previously amended by Amendment No. 1 filed (together with TPE LP and TPE GP) on November 25, 2016 (“Amendment No. 1”). The Initial Schedule 13D, as amended by Amendment No. 1 and modified by this filing, is referenced herein as the “Schedule 13D/A,” which remains unchanged, except as specifically amended by this Amendment No. 2 in respect of the Amendment No. 2 Filers.

The Initial Schedule 13D, as amended by Amendment No. 1, shall remain in effect in respect of TPE LP and TPE GP.

To the extent applicable, the Schedule 13D/A, as amended hereby, is adopted as the initial statement of beneficial ownership on Schedule 13D of Trident V Parallel GP and Trident V Professionals GP in respect of the Ordinary Shares of the Issuer.

Capitalized terms used but not defined herein shall have the respective meanings defined in the Schedule 13D/A as previously amended.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

The sole general partner of Trident V is Trident V GP.  As the general partner, Trident V GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V.  Pursuant to certain management agreements, Stone Point has received delegated authority from Trident V GP relating to Trident V, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V, except with respect to any portfolio investment where Trident V controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V without first receiving direction from the Investment Committee of Trident V GP or a majority of the general partners of Trident V GP.  The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V.

The sole general partner of Trident V Parallel is Trident V Parallel GP.  As the general partner, Trident V Parallel GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V Parallel.  Pursuant to certain management agreements, Stone Point has received delegated authority from Trident V Parallel GP relating to Trident V Parallel, including the authority to exercise voting rights of Ordinary Shares on behalf of Trident V Parallel, except with respect to any portfolio investment where Trident V Parallel controls 10% or more of the voting power of such portfolio company, in which case delegated discretion to exercise voting rights may not be exercised on behalf of Trident V Parallel without first receiving direction from the Investment Committee of Trident V Parallel GP or a majority of the general partners of Trident V Parallel GP.  The management agreements do not delegate any power with respect to the disposition of Ordinary Shares held by Trident V Parallel.
The sole general partner of Trident V Professionals is Trident V Professionals GP.  As the general partner, Trident V Professionals GP holds voting and investment power with respect to the Ordinary Shares that are, or may be deemed to be, beneficially owned by Trident V Professionals.  The manager of Trident V Professionals is Stone Point.  In its role as manager, Stone Point has authority delegated to it by Trident V Professionals GP to exercise voting rights of Ordinary Shares on behalf of Trident V Professionals but does not have any power with respect to disposition of Ordinary Shares held by Trident V Professionals.  For any portfolio investment where Trident V Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident V Professionals without first receiving direction from the Investment Committee of Trident V Professionals GP or a majority of the shareholders of Trident V Professionals GP.

The general partners of each of Trident V GP and Trident V Parallel GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).  There are four shareholders of Trident V Professionals GP, Messrs. Davis, Carey, Wermuth and Zerbib.

Stone Point is a Delaware limited liability company. Trident V Professionals GP is a Cayman Islands exempted company and each of the other Stone Point Partnerships is a Cayman Islands limited partnership. The principal business of Stone Point and each of the Stone Point Partnerships is investing in the securities of companies operating in the financial services industry.  The registered office of Stone Point and each of the Stone Point Partnerships is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point; each general partner of Trident V GP and Trident V Parallel GP; each member of the Investment Committee of Trident V GP and Trident V Parallel GP; and the shareholders of Trident V Professionals GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of Stone Point and the Stone Point Partnerships, none of the entities or persons affiliated with such persons and identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following information:

Pursuant to and subject to the terms and conditions of an exchange agreement entered into as of February 2, 2018 by and among the Company, Trident V, Trident V Parallel, Trident V Professionals, and the other parties thereto (the “Exchange Agreement”), on May 14, 2018:

(i)	Trident V acquired 163,871 newly-issued Ordinary Shares from the Company in exchange for 1,432,510 common shares (“KaylaRe Shares”) of KaylaRe Holdings Ltd. (“KaylaRe”), previously held by Trident V;

(ii)	Trident V Parallel acquired 114,925 newly-issued Ordinary Shares from the Company in exchange for 1,004,640 KaylaRe Shares previously held by Trident V Parallel; and

(iii)	Trident V Professionals acquired 7,190 newly-issued Ordinary Shares from the Company in exchange for 62,850 KaylaRe Shares previously held by Trident V Professionals.

Item 5. Interest in Securities of the Issuer

Items 5(a) through (c) are hereby amended and restated in their entirety to read as follows:

(a), (b) The following disclosure assumes that there are 16,431,192 Ordinary Shares of the Issuer outstanding, as of May 1, 2018, prior to the transaction, plus an aggregate of 1,501,778 newly-issued Ordinary Shares pursuant to the Exchange Agreement.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended:

(i)
Trident V may be deemed to beneficially own an aggregate of 1,513,871 Ordinary Shares, representing approximately 8.4% of the Ordinary Shares outstanding and consisting of (a) 163,871 Ordinary Shares held by or held for Trident V and (b) 1,350,000 Ordinary Shares held by or held for TPE LP, and has shared voting and dispositive power with respect to such shares;

(ii)
Trident V GP, in its capacity as sole general partner of Trident V, may be deemed to beneficially own an aggregate of 1,513,871 Ordinary Shares, representing approximately 8.4% of the Ordinary Shares outstanding;

(iii)
Trident V Parallel may be deemed to beneficially own an aggregate of 1,464,925 Ordinary Shares, representing approximately 8.2% of the Ordinary Shares outstanding and consisting of (a) 114,925 Ordinary Shares held by or held for Trident V Parallel and (b) 1,350,000 Ordinary Shares held by or held for TPE LP, and has shared voting and dispositive power with respect to such shares;

(iv)
Trident V Parallel GP, in its capacity as sole general partner of Trident V Parallel, may be deemed to beneficially own an aggregate of 1,464,925 Ordinary Shares, representing approximately 8.2% of the Ordinary Shares outstanding;

(v)
Trident V Professionals may be deemed to beneficially own an aggregate of 1,357,190 Ordinary Shares, representing approximately 7.6% of the Ordinary Shares outstanding and consisting of (a) 7,190 Ordinary Shares held by or held for Trident V Professionals and (b) 1,350,000 Ordinary Shares held by or held for TPE LP, and has shared voting and dispositive power with respect to such shares;

(vi)
Trident V Professionals GP, in its capacity as sole general partner of Trident V Professionals, may be deemed to beneficially own an aggregate of 1,357,190 Ordinary Shares, representing approximately 7.6% of the Ordinary Shares outstanding; and

(vii)
Stone Point, in its capacity as the manager of Trident V, Trident V Parallel and Trident V Professionals, may be deemed to beneficially own an aggregate of 1,635,986 Ordinary Shares, representing approximately 9.1% of the Ordinary Shares outstanding and consisting of (a) 163,871 Ordinary Shares held by or held for Trident V, (b) 114,925 Ordinary Shares held by or held for Trident V Parallel, (c) 7,190 Ordinary Shares held by or held for Trident V Professionals and (d) 1,350,000 Ordinary Shares held by or held for TPE LP.

As previously disclosed, (vi) TPE LP may be deemed to beneficially own an aggregate of 1,350,000 Ordinary Shares, representing approximately 7.5% of the Ordinary Shares outstanding, and has shared voting and dispositive power with respect to such shares; and (vii) TPE GP, in its capacity as sole general partner of TPE LP, may be deemed to beneficially own an aggregate of 1,350,000 Ordinary Shares, representing approximately 7.5% of the Ordinary Shares outstanding.

As further described above in Item 2, pursuant to certain management agreements, Stone Point has been delegated authority by Trident V GP, Trident V Parallel GP and Trident V Professionals GP to exercise shared voting rights with respect to the aggregate of 1,635,986 Ordinary Shares on behalf of Trident V, Trident V Parallel and Trident V Professionals, respectively, but Stone Point does not have any power with respect to disposition of Ordinary Shares held by or held for Trident V, Trident V Parallel and Trident V Professionals. Pursuant to TPE LP’s limited partnership agreement, any action by TPE LP, including any action with respect to the Ordinary Shares reported herein, must be approved by a unanimous vote of the limited partners of TPE LP. Therefore, each of the Trident V, Trident V Parallel and Trident V Professionals may be deemed to beneficially own any shares directly beneficially owned by TPE LP.

(c) Each of the reporting persons filing this Schedule 13D/A reports that neither it, nor to its knowledge, any person named in Schedule I in respect of such reporting person, has effected any transactions in Ordinary Shares during the past 60 days, other than as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following information:

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated by reference.

The Exchange Agreement provides for (i) the acquisition by the Company of the remaining outstanding shares of KaylaRe and (ii) the acquisition by the Company or cancellation of all of the outstanding warrants to purchase shares of KaylaRe.  On May 14, 2018, following the consummation of the transaction,  KaylaRe became a wholly-owned and consolidated subsidiary of the Company.

In consideration for the acquired shares and warrants of KaylaRe, the Company issued an aggregate of 1,501,778 Ordinary Shares and 505,239 Series E non-voting ordinary shares, of which the Company issued an aggregate of 285,986 Ordinary Shares to Trident V, Trident V Parallel and Trident V Professionals. As previously disclosed in the Company’s Current Report on Form 8-K filed February 8, 2018, the Company has agreed to use reasonable best efforts, within 90 days of the closing of the transaction, to register for resale pursuant to the Securities Act of 1933, as amended, the Ordinary Shares issued to Trident V, Trident V Parallel and Trident V Professionals.

The foregoing description is qualified in its entirety by reference to the complete text of the Exchange Agreement, which is Exhibit C hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.
Registration Rights Agreement, dated as of January 31, 2007, by and among the Issuer (f/k/a Castlewood Holdings, Limited), Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh &McLennan Employees’ Securities Company, L.P., J. Christopher Flowers, Dominic F. Silvester, and the other shareholders named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K12B filed by the Issuer on January 31, 2007).

B.	Joint Filing Agreement, dated November 23, 2016 (incorporated by reference to Exhibit 99.B to Amendment No. 1 to Schedule 13D filed on November 25, 2016.

C.
Exchange Agreement, dated as of February 2, 2018, by and among Enstar Group Limited, KaylaRe Holdings, Ltd., HH KaylaRe Holdings, Ltd., Trident V, L.P., Trident V Parallel Fund, L.P., Trident V Professionals Fund, L.P., and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 8, 2018).

D.	Joint Filing Agreement, dated May 15, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2018	TRIDENT V, L.P.

	By:	Trident Capital V, L.P., its sole general partner
	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V, L.P.

	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT CAPITAL LLC

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Chief Compliance Officer

TRIDENT V PARALLEL FUND, L.P.

	By:	Trident Capital V-PF, L.P., its sole general partner
	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V-PF, L.P.

	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of: (i) each of the members of Stone Point Capital LLC (“Stone Point”); (ii) each of the general partners of Trident Capital V, L.P. (“Trident V GP”) and Trident Capital V-PF, L.P. (“Trident V Parallel GP”); (iii) each of the shareholders of Stone Point GP Ltd. (“Trident V Professionals GP”); and (iv) each of the members of the Investment Committee of Trident V GP, Trident V Parallel GP and Trident V Professionals GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis
Chief Executive Officer, Stone Point
General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP
Shareholder and member of Investment Committee, Trident V Professionals GP
Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point Member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point

James D. Carey
Senior Principal, Stone Point
General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP
Shareholder and member of Investment Committee, Trident V Professionals GP
Private Equity Investor, Stone Point

David J. Wermuth
Senior Principal and General Counsel, Stone Point
General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP
Shareholder and member of Investment Committee, Trident V Professionals GP
Private Equity Investor, Stone Point

Nicolas D. Zerbib
Senior Principal, Stone Point
General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP
Shareholder and member of Investment Committee, Trident V Professionals GP
Private Equity Investor, Stone Point